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As filed with the Securities and Exchange Commission on January 25, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INHALE THERAPEUTIC SYSTEMS, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
par value $0.0001 per share
(Title of Class of Securities)

457191-10-4
(CUSIP Number of Class of Securities)

Ajit S. Gill
Chief Executive Officer and President
INHALE THERAPEUTIC SYSTEMS, INC.
150 Industrial Road
San Carlos, California 94070
Telephone: (650) 631-3100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 Mark P. Tanoury
Thomas Z. Reicher
John M. Geschke
COOLEY GODWARD LLP
3175 Hanover Street
Palo Alto, California 94304-1130
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$33,906,010.70	$3,119.35

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,653,680 shares of Common Stock of Inhale Therapeutic Systems, Inc. having an aggregate value of $33,906,010.70 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of January 23, 2002.

**
$92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002.

/ /	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
	Form or Registration No.: Not applicable.	Date Filed: Not applicable.
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	Third-party tender offer subject to Rule 14d-1.
/x/	Issuer tender offer subject to Rule 13e-4.
/ /	Going-private transaction subject to Rule 13e-3.
/ /	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

CUSIP NO. 457191-10-4

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Offer to Exchange under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a)
  Name and Address. The name of the issuer is Inhale Therapeutic Systems, Inc., a Delaware corporation (the "Company"), the address of its principal executive office is 150 Industrial Road, San Carlos, CA 94070 and the telephone number of its principal executive office is (650) 631-3100. The information set forth in the Offer to Exchange under Section 16 ("Information About Inhale") is incorporated herein by reference.

  (b)
  Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options granted prior to July 24, 2001 with exercise prices per share greater than or equal to $25.00 per share currently outstanding under the Company's 2000 Non-Officer Equity Incentive Plan, as amended (the "Option Plan"), to purchase shares of the Company's Common Stock, par value $0.0001 per share (the "Common Stock") held by optionholders as of January 25, 2002 (the "Eligible Options") for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. The Company is conducting the exchange with respect to Eligible Options on a one-for-two (1:2) basis. Thus, for an employee who elects to participate in the Offer, on August 26, 2002 (or a later date if the Company extends the Offer), the Company will grant such employee a Replacement Option covering fifty percent (50%) of the number of shares subject to the Eligible Options that were cancelled. If an employee accepts this offer with respect to any Eligible Option, such employee must exchange all options to acquire Common Stock of the Company granted to such employee on or after July 24, 2001 (the "Mandatory Exchange Options"). The Company is conducting the exchange with respect to Mandatory Exchange Options on a one-for-one (1:1) basis. Thus, for an employee that elects to exchange any Eligible Options, on August 26, 2002 (or a later date if the Company extends the Offer), the Company will grant such employee a Replacement Option covering one hundred percent (100%) of the number of shares subject to such employee's Mandatory Exchange Options that were cancelled. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

  (c)
  Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

  (a)
  Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)
  Material Terms. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"),

    Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Options Acquired by Us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences"), Section 13 ("Terms of the Offer Specific to Non-U.S. Employees") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  Purchases. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (a)
  Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  Plans. At present, the board of directors is composed of seven (7) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  Conditions. The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership. Not applicable.

  (b)
  Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

  (a)
  Financial Information. Item 8 ("Financial Statements and Supplementary Data") of Inhale Therapeutic Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on March 1, 2001, including all material incorporated by reference therein, as amended by our Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, filed on October 4, 2001, including all material incorporated by reference therein, is incorporated herein by reference. Item 7 ("Financial Statements, Pro Forma Financial Information and Exhibits") of Inhale Therapeutic Systems, Inc.'s Current Report on Form 8-K/A, filed on August 10, 2001, as amended, is incorporated herein by reference. Item 7 ("Financial Statements, Pro Forma Financial Information and Exhibits") of Inhale Therapeutic Systems, Inc.'s Current Report on Form 8-K/A, filed on October 4, 2001, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16 ("Information About Inhale") and Section 18 ("Additional Information") is incorporated herein by reference.

  (b)
  Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        Not applicable.

        [Remainder of this page intentionally left blank.]

SCHEDULE TO

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated January 25, 2002.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(I)
Inhale Therapeutic Systems, Inc. Annual Report on Form 10-K, for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 1, 2001, and as amended by Amendment No. 2 to Annual Report on Form 10-K/A, filed on October 4, 2001, and incorporated herein by reference.
99.(a)(1)(J)	Inhale Therapeutic Systems, Inc. Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on August 10, 2001, as amended, and incorporated herein by reference.
99.(a)(1)(K)	Inhale Therapeutic Systems, Inc. Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on October 4, 2001 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
Inhale Therapeutic Systems, Inc.'s 2000 Non-Officer Equity Incentive Plan, as amended, (incorporated herein by reference to the indicated exhibit in Inhale's Registration Statement on Form S-8/A (No. 333-71936), filed on January 15, 2002.
99.(g)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

[Remainder of this page intentionally left blank.]

CUSIP NO. 457191-10-4

SCHEDULE TO

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2002

INHALE THERAPEUTIC SYSTEMS, INC.
By:	/s/ Ajit S. Gill
Name:	Ajit S. Gill
Title:	Chief Executive Officer and President

CUSIP NO. 457191-10-4

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated January 25, 2002.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(I)
Inhale Therapeutic Systems, Inc. Annual Report on Form 10-K, for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 1, 2001, and as amended by Amendment No. 2 to Annual Report on Form 10-K/A, filed on October 4, 2001, and incorporated herein by reference.
99.(a)(1)(J)	Inhale Therapeutic Systems, Inc. Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on August 10, 2001, as amended, and incorporated herein by reference.
99.(a)(1)(K)	Inhale Therapeutic Systems, Inc. Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on October 4, 2001 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
Inhale Therapeutic Systems, Inc.'s 2000 Non-Officer Equity Incentive Plan, as amended, (incorporated herein by reference to the indicated exhibit in Inhale's Registration Statement on Form S-8/A (No. 333-71936), filed on January 15, 2002.
99.(g)	Not applicable.

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SIGNATURE
INDEX OF EXHIBITS